

October 13, 2010

By U.S. Mail and Facsimile to: (843) 529-5884

Blaise B. Bettendorf
Chief Financial Officer
First Financial Holdings, Inc.
2440 Mall Dr.
Charleston, South Carolina 29406

>   **Re: First Financial Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **File No. 000-17122**

Dear Ms. Bettendorf

　　We have reviewed your supplemental response dated August 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1. Please refer to your response to comment 2 of our July 30, 2010 letter and address the following:

      a. Please provide us a schedule that indentifies the qualitative factors that were updated in each quarter in 2009 and in each completed quarter for fiscal 2010, including the amount by which they were adjusted.

      b. Describe how you determined the amount of the adjustment made to each factor, including the historical periods, related trends and current economic indicators considered.

      c. Compare and contrast the updated factors to your actual experience.

2. Please refer to your response to comment 3 of our July 30, 2010 letter. Your response did not provide us the information we requested regarding your targeted reviews; therefore, we reissue the comment. Also, implementing a new process that specifically identifies segments of the loan portfolio and that establishes both qualitative thresholds and related review procedures continues to appear to be a change in methodology.

3. In the context of the phased-in implementation of the "enhancement of the frequency, scope and depth of the Company's ongoing loan monitoring process" over multiple quarters as discussed in your response to comment 3 of our July 30, 2010 letter, please tell us how you determined, as you indicated in the last sentence of your response to comment 2 of that letter, that the relevant "processes" were "consistently applied" in order "to ensure that the allowance is appropriate at each balance sheet date." Clearly address why you believe the processes were consistently applied to all segments across your portfolio in a timely manner.

4. You state in your response to comment 4 of our July 30, 2010 letter that "The decline in collateral values and deteriorated financial condition of borrowers determined through the Company's ongoing loan monitoring processes, including as a result of the enhanced processes implemented during the period, resulted from the current economic conditions … were appropriately captured within the correct quarter." Tell us how you were able to make that determination for the balance sheet dates after you determined that the targeted review program was warranted but prior to its completion for all segments of your portfolio.

5. You state in your response to comment 4 that "There were no triggering events in any previous periods that would have led management to have knowledge of a probable loss or prompted the Company to react prior to the period in which the loss was recorded." Similarly, the last sentence of your proposed disclosure revisions in response to our previous comment 1 states "Management believes that the Allowance for Loan Losses is sufficient at each balance sheet date based

in facts known at the time." Please confirm that you were not aware of any facts that would have led you to increase your allowance at a given balance sheet date. In any event, please tell us and revise your future filings to more clearly disclose how you determined you had the appropriate and sufficient facts (persuasive evidence) supporting your conclusions in your possession at each of the balance sheet dates subsequent to your decision that the enhancements were necessary for all portfolio segments but prior to your completed phase-in of your targeted review program to enhance "the frequency, scope and depth of the Company's ongoing loan monitoring process" for each of your portfolio segments.

Form 10-Q for the Quarter Ended June 30, 2010

Income Statement, page 4

6. Please revise future filings to exclude the presentation of basic and diluted earnings per share which do not use net income/loss available to common shareholders as the numerator or tell us how your current presentation is consistent with the guidance in ASC 260-10-45-10 and ASC 260-10-45-16.

7. It appears you have inadvertently added the portion of the loss recognized in OTTI back to the total OTTI losses for the nine months ended June 30, 2010 in determining the net impairment losses recognized in earnings. Please advise or revise.

Statement of Cash Flows, page 7

8. Please tell us and revise future filings to disclose what the "net other comprehensive loss" line item in the operating section includes and why it is appropriate.

9. Please refer to comment 10 of our February 18, 2010 letter and attachment 10 provided with your response. We note you continue to present capitalized mortgage servicing rights in the statement of cash flows. As noted in our prior comment, these assets do not exist until they are separated from the underlying loans when the loans are sold, at which time they are reclassified from the loans to mortgage servicing rights. The reclassification is a non-cash event. Please revise accordingly.

Note 2. Critical Accounting Estimates and Related Accounting Policies, page 9

Allowance for Loan Losses

10. Please revise to disclose whether management believes that the ALLL is appropriate at each balance sheet date based on the requirements of US GAAP. The reference to the adequacy of the ALLL refers to whether the ALLL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALLL is appropriate under GAAP.

Note 5. Investment Securities, page 14

11. We note your disclosure that the unrealized losses on investments in MBS and CMO's were attributable to continued market turmoil, temporary credit write-downs and liquidity. Please clarify what you mean by temporary credit write-downs and explain how they result in unrealized losses. We note that credit losses should reduce the amortized cost of the security and be recognized in earnings. Please confirm that you have recognized all credit losses in earnings.

12. The amount of unrealized losses at June 30, 2010 for your corporate debt securities, mortgage-backed securities and CMO's presented in your table on page 14 does not agree with the amounts presented for these securities in the table of unrealized losses 12 months or longer on page 15. Please correct this presentation in future filings. If your mortgage-backed securities do have $4,157,000 in unrealized losses 12 months or longer, please tell us in detail and revise future filings to explain how you determined that this impairment was not other than temporary.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant